Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2014	$ 50,000	$ 14,698,875	$ (14,263,829)	$ 485,046
Capital contributed by parent	–	400,000	–	400,000
Net loss	–	–	(370,534)	(370,534)
Balances at December 31, 2014	50,000	15,098,875	(14,634,363)	514,512
Capital contributed by parent		**300,000**		**300,000**
Net loss			**(229,432)**	**(229,432)**
Balances at December 31, 2015	**$ 50,000**	**$ 15,398,875**	**$ (14,863,795)**	**$ 585,080**

See accompanying notes.